Exhibit 99.1

Dr. Reddy’s enters the branded consumer health arena through the acquisition of six OTC brands

Hyderabad, India, May 25, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA—Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced the acquisition of an eminent portfolio of over-the-counter (OTC) brands in the cough-and-cold, pain, and dermatology categories. The company acquired six OTC brands from Ducere Pharma, including DOAN’S®, BUFFERIN®, NUPERCAINAL® Ointment, CRUEX® Nail Gel, COMTREX®, and MYOFLEX®.

“These legacy products enjoy strong brand equity built over several decades,” explains Alok Sonig, Executive Vice President and Head of Dr. Reddy’s in the US. “We are extremely excited to be entering the branded consumer health arena through these brands and embarking upon the next avenue of growth for our OTC business in the US.”

According to Sonig, Dr. Reddy’s will build upon the sales and marketing efforts for these brands and continue to focus on their expansion into existing and new market channels. Sonig commends the marketing and brand-building efforts of Ducere Pharma, recognizing the organization’s role in successfully revitalizing the brands through improved distribution and promotional efforts.

“We think Dr. Reddy’s is well-positioned to continue the successful growth of these brands,” says Samuel F. Hines of Casla Capital Management LLC. “We feel confident that our brand-loyal consumers will be well-served by the deal.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses –Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.